Michael Alden

Michael Alden, Esq., has 20 years of experience in Direct Response Marketing. In 2009 Michael founded Blue Vase Marketing, LLC based on the values taught in the book The Go Getter and under his direction, Blue Vase Marketing, LLC has grown to be a premier Direct Response firm recognized by Inc. Magazine as one of the fastest growing companies in the United States, three years in a row. In addition to the day-to-day management of the company, he appears as the host and expert on The Alden Report, heard and seen around the globe. Alden was recognized in 2014 by the Boston Business Journal as one of the top executives in Massachusetts in its 40 under 40 edition. Recently, Alden was recognized by SmartCEO magazine as one of the top 50 CEO's in Boston. Alden is also the author of three #1 national best selling books Ask More Get More, 5% More and Blueprint to Business. Alden has also been featured in Entrepreneur.com, Yahoo Finance, Huffington Post, and CNBC.com and Forbes.

Previous experience

Natural Solutions Direct, Inc., President & CEO

June 2020 – Present

Location: Beverly, MA

Blue Vase Marketing, President & CEO

Feb 2009 – Present

Location: Beverly, MA